FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                             By: /s/David Patterson/s/

COASTPORT CAPITAL INC.	Number: 008-06 3rd Floor, 157 Alexander Street Vancouver, BC Canada V6A 1B8 Telephone: (604) 684-0561 Facsimile: (604) 602-9311 info@coastportcapital.com www.coastportcapital.com

NOT FOR DISSEMINATION INTO THE UNITED STATES OF AMERICA OR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

CANACCORD EXERCISES OVER ALLOTMENT OPTION ON PRIVATE PLACEMENT

Vancouver, B.C., April 7, 2006 - Further to the Company’s news release dated March 27, 2006, Mr. David Patterson, President of Coastport Capital Inc. (TSXV-CPP), announces that Canaccord Capital Corporation has elected to exercise its over allotment option on the brokered portion of the private placement to increase the size of the offering by 112,500 units. Accordingly, Coastport will now be issuing an aggregate of 7,387,500 units at a price of $0.90 per unit for total proceeds of $6,648,750. Each unit will consist of one common share and one-half of one share purchase warrant of which one full warrant entitles the holder thereof to purchase one additional common share of Coastport for a period of 18 months at a price of $1.10.

ON BEHALF OF THE BOARD OF
COASTPORT CAPITAL INC.

“David Patterson”

David Patterson
President